EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

December 16, 2013

VIA EDGAR AND TELECOPY – (202) 772-9206

Mr. H. Roger Schwall
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Cambridge Capital Acquisition Corporation (the "Company") Registration Statement on Form S-1 originally filed October 23, 2013 (File No. 333-191868) ( the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the representative of the underwriters of the proposed offering of securities of Cambridge Capital Acquisition Corporation, hereby advises that copies of the Preliminary Prospectus, dated November 27, 2013, were distributed on or about November 27, 2013, as follows:

225 to individual investors;

384 to FINRA members (which included 7 prospective underwriters and selected dealers); and

29 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated November 27, 2013, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours.  We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours, EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine Title: Managing Director